FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of May 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Attached please find eight certified copies of an Announcement dated 22 May 2002 published in Hong Kong newspapers on 23 May 2002 for your filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ____________________________
Name: April Chan
Title: Deputy Company Secretary

Date: 23 May 2002

HCMP No. 1708 of 2002

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION

COURT OF FIRST INSTANCE

MISCELLANEOUS PROCEEDINGS No.1708 of 2002

IN THE MATTER
of
CLP HOLDINGS LIMITED
中電控股有限公司
and

IN THE MATTER
of
the Companies Ordinance (Chapter 32)

NOTICE IS HEREBY GIVEN that a Petition was on the 30th day of April, 2002 presented to the High Court of Hong Kong for the confirmation of a reduction of the share premium account of the Company by the amount of HK$10,116,789,910.

AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard before the Honourable Deputy Judge Woolley at the High Court, Court of First Instance, No. 38 Queensway, Hong Kong at 9:30 am on Friday, the 7th day of June, 2002.

ANY creditor or shareholder of the Company desiring to oppose the making of an Order for the confirmation of the reduction of share premium account of the Company should appear at the time of hearing in person or by Counsel for that purpose.

A copy of the Petition will be furnished to any such person requiring the same by the under-mentioned Solicitors on payment of the regulated charge for the same.

DATED the 22nd day of May, 2002

STEPHENSON HARWOOD & LO
18th Floor, Edinburgh Tower
The Landmark, 15 Queen's Road Central
Hong Kong
Solicitors to the above-named Company

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary